Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 033-55307

                                   PROSPECTUS

                           ---------------------------
                           WHITNEY HOLDING CORPORATION

                                 225,000 Shares
                                  Common Stock
                                 (No Par Value)

                           ---------------------------

         This prospectus relates to an aggregate of up to 225,000 shares (April 2002 split-adjusted) of common stock, no par value, issued by Whitney Holding Corporation that may be offered, from time to time, by or for the account of certain directors, the selling shareholders. The selling shareholders acquired the common stock from participation in the Whitney Holding Corporation Directors' Compensation Plan, the plan.

         The company's common stock is traded on the Nasdaq National Market under the symbol "WTNY." The last reported sale price of the common stock reported by the Nasdaq National Market on June 28, 2002 was $__.__ per share.

         The company will not receive any of the proceeds from the sale of shares by the selling shareholders covered by this prospectus. The selling shareholders may sell their shares, from time to time in the future, directly or indirectly in one or more transactions on the Nasdaq National Market, in privately negotiated transactions or through a combination of such methods. These sales may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The company paid all expenses of registration of the shares for offer by the selling shareholders. Brokerage and other expenses of sale incurred by the selling shareholders are borne by each selling shareholder.

         This  prospectus is not an offer to sell these  securities,  and we are
not  soliciting  offers  to  buy  these  securities,   in  any  state  or  other
jurisdiction where the offer or sale is not permitted.


                           ---------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                           ---------------------------





                  The date of this prospectus is June 28, 2002.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About Whitney Holding Corporation                                              1

Where You Can Find More Information                                            1

Disclosure Regarding Forward-looking Statements                                2

Use of Proceeds                                                                3

Selling Shareholders                                                           3

Plan of Distribution                                                           6

Legal Matters                                                                  7

Experts                                                                        7

                        ABOUT WHITNEY HOLDING CORPORATION

         We use the terms "Whitney," "we," "us," and "our" to refer to Whitney Holding Corporation, a Louisiana corporation, and its subsidiaries unless the context indicates otherwise.

         Whitney Holding Corporation is a Louisiana bank holding company registered under the Bank Holding Company Act of 1956, as amended. Whitney's principal banking subsidiary is Whitney National Bank. Whitney National Bank is a national banking association headquartered in New Orleans, Louisiana. It has been engaged in the general banking business in south Louisiana since 1883. The bank engages in community banking, serving a market area that covers the five-state Gulf Coast Region. These locations stretch from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; through central and south Alabama; and into the Florida panhandle. Whitney National Bank also has a foreign branch on Grand Cayman in the British West Indies.

         Our operations are subject to federal, state and local laws applicable to banks and bank holding companies and to the regulations of the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

         Our principal executive offices are located at:

                  228 St. Charles Avenue
                  New Orleans, Louisiana 70130
                  Telephone: (504) 586-7117

         For additional information about our business and financial condition, please refer to the section titled "Where You Can Find More Information" and the documents described in that section.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can obtain information about the SEC's public reference room by calling the SEC at 1-800-SEC-0330. You can access information we file electronically with the SEC over the Internet at the SEC's web site at http://www.sec.gov.

         Our common stock is traded on the Nasdaq National Market under the trading symbol "WTNY." You can inspect any reports, proxy and information statements and other information concerning us at the offices of the National Association of Securities Dealers, 1735 K. Street, N.W., Washington, D.C. 20006.

         The SEC permits "incorporation by reference," which means that we can disclose important information to you by referring you to other documents. The information we incorporate by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all of the shares covered by this prospectus.

        o    Annual Report on Form 10-K for the year ended December 31, 2001;

        o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

        o Current Reports on Form 8-K filed with the SEC on January 17, February 27, April 18 and May 23, 2002; and

        o The description of our common stock included in our Current Report on Form 8-K filed with the SEC on January 19, 1996.

         You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                           Investor Relations
                           Whitney Holding Corporation
                           228 St. Charles Avenue
                           New Orleans, Louisiana 70130
                           Telephone: (504) 586-3627
                           E-mail: investor.relations@whitneybank.com

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the applicable document.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus contain or may contain "forward-looking statements" as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which we make in good faith, are based on numerous assumptions, certain of which we may refer to specifically in connection with our forward-looking statements. Some of the more important assumptions include:

        o expectations about overall economic strength and the performance of the economies in our market area,

        o expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions,

        o    reliance on existing or anticipated changes in laws and regulations
             affecting  the  activities  of  the  banking  industry  and   other
             financial service providers; and

        o    expectations   regarding  the  nature  and  level  of  competition,
             changes in consumer behavior and preferences, and our ability to execute our plans to respond effectively.

         We do not know whether future conditions and events will confirm these or any of our other assumptions. As a result, there is a risk that our future results will differ materially from what we state in or imply by our forward-looking statements.

         We have made and will make forward-looking statements in our written documents and oral presentations. We base these statements on management's beliefs as well as assumptions management makes and information currently available to management. Our use, in documents or oral presentations, of the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions will often, but not always, identify forward-looking statements.

         We undertake no obligation to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.


                                 USE OF PROCEEDS

         Whitney will not receive any proceeds from the sale of shares by the selling shareholders that may be sold pursuant to this prospectus. The selling shareholders will receive all of the proceeds, net of brokerage commissions, if any.

                              SELLING SHAREHOLDERS

         The selling shareholders acquired shares of common stock from participation in the Directors' Compensation Plan. This is a prospectus that is part of a registration statement we filed with the SEC on August 31, 1994 to register 225,000 (April 2002 split-adjusted) shares of Whitney common stock for offer by the selling shareholders named below. In accordance with Rule 416(a) of the Securities Act, this prospectus will also cover any additional shares that may be issued to the selling shareholders as a result of any future stock split or stock dividend. Each of the selling shareholders is or was a non-employee member of the board of directors of Whitney for at least three years.

         The following table sets forth as to each selling shareholder (1) the name; (2) the number of shares beneficially owned as of June 1, 2002; (3) the number of shares that may be offered pursuant to this prospectus; (4) the number of shares to be held after the offering; and (5) the percentage of outstanding common stock to be held after the offering. Beneficial ownership is determined in accordance with the rules of the SEC.

    ----------------------------------------------------------------------------------------------------------------------
                                                                                              Common Stock to
                                                    Common Stock          Common Stock That       be Owned
                                                 Beneficially Owned        May Be Offered       Subsequent to    Percent of
    Name of Selling Shareholder                   June 1, 2002(1)           Hereunder(2)        any Offering      Class(3)
    ----------------------------------------------------------------------------------------------------------------------
    Guy C. Billups, Jr.                             671,097(4)(5)                7,800            663,297            1.66%
    ----------------------------------------------------------------------------------------------------------------------
    Harry J. Blumenthal, Jr.                         33,037(4)(6)               13,200             19,837               *
    ----------------------------------------------------------------------------------------------------------------------
    Joel B. Bullard, Jr.                             28,944(4)(7)               11,475             17,469               *
    ----------------------------------------------------------------------------------------------------------------------
    James M. Cain                                    15,733(4)                  13,200              2,533               *
    ----------------------------------------------------------------------------------------------------------------------
    Angus R. Cooper, II                             228,793(4)                  11,475            217,318               *
    ----------------------------------------------------------------------------------------------------------------------
    Robert H. Crosby, Jr.                            31,187(4)(8)               13,200             17,987               *
    ----------------------------------------------------------------------------------------------------------------------
    Richard B. Crowell                              276,295(4)(9)               13,200            263,095               *
    ----------------------------------------------------------------------------------------------------------------------
    Camille A. Cutrone                               98,490(4)(10)               7,800             90,690               *
    ----------------------------------------------------------------------------------------------------------------------
    William A. Hines                                238,650(4)(11)              13,200            225,450               *
    ----------------------------------------------------------------------------------------------------------------------
    Robert E. Howson                                 26,325(4)(12)              11,250             15,075               *
    ----------------------------------------------------------------------------------------------------------------------
    John J. Kelly                                    18,255(4)                  13,200              5,055               *
    ----------------------------------------------------------------------------------------------------------------------
    E. James Kock, Jr.                               91,575(4)(13)              13,200             68,375               *
    ----------------------------------------------------------------------------------------------------------------------
    Alfred S. Lippman                               101,526(4)(14)               9,750             91,776               *
    ----------------------------------------------------------------------------------------------------------------------
    John G. Phillips                                 18,150(4)                  13,200              4,950               *
    ----------------------------------------------------------------------------------------------------------------------
    John K. Roberts, Jr.                             27,125(4)(15)              13,200             13,925               *
    ----------------------------------------------------------------------------------------------------------------------
    W.P. Snyder, III                                477,805(4)(16)               7,350            470,455            1.18%
    ----------------------------------------------------------------------------------------------------------------------
    Carroll W. Suggs                                 11,700(4)                   9,750              1,950               *
    ----------------------------------------------------------------------------------------------------------------------
    Warren K. Watters                                16,425(4)(17)              11,250              5,175               *
    ----------------------------------------------------------------------------------------------------------------------
                                     Total:       2,401,112                    206,700          2,194,412             5.5%
    ----------------------------------------------------------------------------------------------------------------------

-------------------------------------------
* Less than one percent of the outstanding common stock as of June 1, 2002.

(1) Includes shares offered hereby which the selling shareholder has the right to acquire upon the exercise of outstanding stock options.

(2)     Shares offered hereby.

(3)     Based on the outstanding common stock as of June 1, 2002.

(4) These share totals for the directors noted include shares subject to options that have been granted pursuant to the Directors' Compensation Plan and the 2001 Directors' Compensation Plan. All such options are immediately exercisable: Mr. Billups' share total includes options on 6,000 shares; Mr. Blumenthal's share total includes


                                       4


        options on 12,000 shares; Mr. Bullard's share total includes options on 10,500 shares; Mr. Cain's share total includes options on 12,000 shares; Mr. Cooper's share total includes options on 10,500 shares; Mr. Crosby's share total includes options on 10,500 shares; Mr. Crowell's share total includes options on 1,500 shares; Mr. Cutrone's share total includes options on 6,000 shares; Mr. Hines' share total includes options on 12,000 shares; Mr. Howson's share total includes options on 9,000 shares; Mr. Kelly's share total includes options on 12,000 shares; Mr. Kock's share total includes options on 7,500 shares; Mr. Lippman's share total includes options on 9,000 shares; Mr. Phillip's share total includes options on 12,000 shares; Mr.
        Roberts' share total includes options on 12,000 shares; Mr. Snyder's share total includes options on 6,000 shares; Ms. Suggs' share total includes options on 9,000 shares; and Mr. Watters' share total includes options on 9,000 shares.

(5) Mr. Billups is a non-affiliate former director of the company. His total shares include 3,300 shares that are held by his spouse for which Mr. Billups disclaims beneficial ownership.

(6) Mr. Blumenthal's total shares include shared voting and investment power with respect to 11,137 shares owned by a member of Mr. Blumenthal's family, for which beneficial ownership is disclaimed.

(7) Mr. Bullard's total shares include 3,375 shares in a profit sharing trust, and 7,860 shares in family trusts, for which beneficial ownership is disclaimed.

(8) Mr. Crosby is a non-affiliate former director of the company. His total shares include 675 shares owned by a member of his family and 10,125 shares owned by a partnership of which Mr. Crosby is an officer and a director in which he has a beneficial interest. Mr. Crosby's total shares also include 100 shares owned by an investment club of which a member of Mr. Crosby's family is a member.

(9) Mr. Crowell's total shares include 97,182 shares owned by members of Mr. Crowell's family and family trusts, for which beneficial ownership is disclaimed.

(10) Mr. Cutrone is a non-affiliate former director of the company. His total shares include 29,109 shares in family trust for Mr. Cutrone's daughters and grandchildren for which he has voting rights, but beneficial ownership is disclaimed.

(11) Mr. Hines' total shares include 7,500 shares owned by a relative of Mr. Hines for which beneficial ownership is disclaimed.

(12) Mr. Howson is a non-affiliate former director of the company. His share information is as of December 31, 1999, which is the most current information on file with the company and is adjusted to reflect the April 2002 3-for-2 stock split. Mr. Howson's total shares include 7,875 shares transferred to a limited liability company solely owned and controlled by Mr. and Mrs. Howson.

(13) Mr. Kock's share total includes 12,660 shares over which Mr. Kock holds a usufruct, 6,462 shares owned by several trusts for the benefit of his children, for which he serves as trustee and for which beneficial ownership is disclaimed and 5,367 shares owned by members of Mr. Kock's family, for which he disclaims beneficial ownership.

(14) Mr. Lippman's total shares include 56,419 shares held for the benefit of Mr. Lippman in the Lippman, Mahfouz & Martin 401(k) Savings & Retirement Plan.

(15)    Mr. Roberts is a non-affiliate former director of the company.

(16) Mr. Snyder is a non-affiliate former director of the company. His share information is as of December 31, 1997, which is the most current information on file with the company and is adjusted to reflect the April 2002 3-for-2 stock split. Mr. Snyder's total shares include shared investment and voting power with respect to 37,057 shares owned by a charitable trust of which Mr. Snyder is one of three co-trustees.


                                        5

(17) Mr. Watters is a non-affiliate former director of the company. His share information is as of December 31, 1999, which is the most current information on file with the company and is adjusted to reflect the April 2002 3-for-2 stock split.

                              PLAN OF DISTRIBUTION

         The company registered the shares for offer on behalf of the selling shareholders on Registration Statement Form S-3, filed with the SEC on August 31, 1994 (Commission file number 033-55307). The selling shareholders acquired all of the shares offered by them, pursuant to this prospectus from the Directors' Compensation Plan.

         As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own accounts. The company will not receive any proceeds from the sale of the shares. The company paid all fees and expenses in connection with the registration of the shares. The selling shareholders will bear any fees and expenses of any attorneys or other advisors retained by the selling shareholders in connection with their sale of shares.

         The selling shareholders may offer and sell the shares from time to time in one or more types of the following transactions at prevailing market prices or at negotiated prices that may be lower than market prices:

                  o     block transactions
                  o     on the Nasdaq National Market
                  o directly with market makers or in privately negotiated transactions
                  o     through  put or call  option  transactions
                  o     through   short  sales  or  hedging   transactions,   or
                  o     a combination of these methods of sale.

Sales may be made to or through brokers or dealers, who may receive compensation in the form of fees, discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders regarding the sale of their shares. In addition, we are not aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. We cannot assure you that the selling shareholders will sell any or all of the shares that they offer.

         The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Securities Act and the Exchange Act.

         Upon notification to us by a selling shareholder that he has any material arrangement with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         (i) the name of each such selling shareholder and of the participating brokers or dealers,
        (ii)  the number of shares involved,
        (iii) the price at which such shares were sold,
        (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable,
        (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
        (vi)  other facts material to the transaction.

         The selling shareholders may agree to indemnify any broker-dealer against liabilities arising in connection with the sale of the shares.

                                  LEGAL MATTERS

         Phelps Dunbar LLP, New Orleans, Louisiana, has passed upon the validity of the shares offered in this prospectus.

                                     EXPERTS

       The consolidated financial statements of the company and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants. As previously announced, on May 22, 2002 the company dismissed Arthur Andersen as its independent public accountant for the 2002 fiscal year. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to incorporate by reference their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.




                                       7